Viveve Medical, Inc.

150 Commercial Street

Sunnyvale, CA 94086

June 15, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeff Kruczek

Re:	Viveve Medical, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 5, 2015 SEC Accession No. 0001437749-15-011883

Dear Mr. Kruczek:

This letter is in response to verbal comments received by counsel to Viveve Medical, Inc., a Yukon Territory corporation (the “Company”), during a telephone call with the Staff on June 12, 2015 (the “Staff’s Comments”), concerning the Preliminary Proxy Statement on Schedule 14A (SEC Accession No. 0001437749-15-011883) filed with the Securities and Exchange Commission (the “Commission”) on June 5, 2015 (the “Preliminary Proxy Statement”).

In response to the Staff’s Comments, the Company confirms that Appendix I to the Preliminary Proxy Statement comparing the stockholder rights and the Company’s corporate governance documents under the Yukon Business Corporations Act (“YBCA”) and the Delaware General Corporation Law (“DGCL”) will be distributed via mail to stockholders together with the definitive proxy statement (the “Definitive Proxy Statement”). In addition, when filed, the Definitive Proxy Statement will include the following changes from the Preliminary Proxy Statement filed with the Commission:

1.            All references to Appendix I, including in the Table of Contents on page 1 of the Preliminary Proxy Statement and the title appearing in the header of Appendix I, will be amended in the Definitive Proxy Statement to refer to a Comparison of Stockholder Rights and Corporate Governance Documents under the YBCA and the DGCL.

2.            Appendix I will be incorporated by reference into the body of the Definitive Proxy Statement on pages 39 and 41.

It is anticipated that the Definitive Proxy Statement will be filed with the Commission and mailed to stockholders on or about June 24, 2015.

The Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in this letter and the filings referenced herein; (2) staff comments or changes to disclosure in response to the Staff’s Comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeff Kruczek

Division of Corporation Finance

United States Securities and Exchange Commission

June 15, 2015

If you have any questions please do not hesitate to contact the undersigned at (408) 530-1900 x 204 or by email at sdurbin@viveve.com or Melanie Figueroa of Richardson & Patel LLP at (212) 931-8713 or by email at mfigueroa@richardsonpatel.com.

Very truly yours,
VIVEVE MEDICAL, INC.

By:	/s/ Scott Durbin
Scott Durbin
Chief Financial Officer

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